Exhibit 1.01

BENCHMARK ELECTRONICS, INC.

Conflict Minerals Report

This Conflict Minerals Report (“Report”) of Benchmark Electronics, Inc. (the “Company,” “we,” “us,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting year January 1 to December 31, 2015.  In addition to Rule 13p-1, we relied upon Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) August 22, 2012 (the “Final Release”), the Frequently Asked Questions regarding Conflict Minerals issued by the Staff of the SEC on May 30, 2013 and April 7, 2014, and by the statement issued by the Director of the Division of Corporation Finance of the SEC on April 29, 2014 (“Interim Guidance”).  Unless otherwise defined herein, terms used in this Report have the same meaning found in Rule 13p-1, the Final Release, Form SD and Interim Guidance.

1.                   Overview

We are a worldwide provider of integrated manufacturing, design, and engineering services and product life cycle solutions to original equipment manufacturers (“OEMs”).  These services are commonly referred to as electronics manufacturing services. The OEM segments we serve include technology, medical, industrial control, aerospace, defense, telecommunication, and testing and instrumentation.

Rule 13p-1 requires public companies that manufacture or contract to manufacture products using certain minerals necessary to the products’ functionality or production (“Necessary Conflict Minerals”) to disclose certain information.  These minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, including tantalum, tin, and tungsten (“Conflict Minerals”). Rule 13p-1 identifies certain Covered Countries from which Conflict Minerals are sourced and requires public companies to determine, among other things, whether their Necessary Conflict Minerals (i) originated in any Covered Country and (ii) fund Armed Groups.  “Covered Countries” include the Democratic Republic of the Congo (“DRC”) and countries adjoining the DRC.  Regardless of the geographic origin of Conflict Minerals and whether or not such Necessary Conflict Minerals fund Armed Groups in a Covered Country, Rule 13p-1 requirements apply to public companies.

Rule 13p-1 requires public companies to conduct, in good faith, a “reasonable country of origin inquiry” (“RCOI”) with respect to their Necessary Conflict Minerals. The RCOI purpose is to determine whether any of the company’s Necessary Conflict Minerals originated in a Covered Country or are from recycled or scrap sources.

Based on its RCOI, if a company either knows or has reason to believe that any of its Necessary Conflict Minerals originated or may have originated in a Covered Country and is not or may not be from recycled or scrap sources, then the company must undertake a due diligence inquiry on the source and chain of custody of its Necessary Conflict Minerals, in accordance with a nationally or internationally recognized due diligence framework, if available.  Rule 13p-1 describes further actions a company must take based on its due diligence results on the source and chain of custody of its Conflict Minerals.

We manufacture or contract to manufacture products on behalf of our customers containing Necessary Conflict Minerals.  We primarily purchase component parts used in our manufacturing services through direct suppliers or authorized distributors from around the world.  These component parts are typically finished goods or manufactured materials.  We generally do not procure raw ore or unrefined Conflict Minerals, and therefore we do not have direct relationships with mines or smelters of Conflict Minerals found in our customers’ products.  These mines or smelters are several distribution levels removed from us in the supply chain; therefore, we must rely on the many direct suppliers, supply-chain intermediaries and industry initiatives for information on these mines or smelters.  Further, the OEM specifies the components and materials required to manufacture their products, as well as the particular components and materials suppliers.  As a result, we typically have little or no control over the selection of these components, materials and suppliers.  In these cases, we must rely on our customers and their selected suppliers for Conflict Minerals information.

2.                   Reasonable Country of Origin Inquiry

For products manufactured during the reporting year, we performed an RCOI on our Necessary Conflict Minerals.  Our RCOI utilized a risk-based approach to solicit Conflict Minerals information from over 500 of our suppliers targeting more than 80% of our components and materials purchases during the reporting year.  We requested

Conflict Minerals information from these suppliers via the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“CMRT”).  We reviewed and analyzed all CMRTs received, including many with missing or incomplete information, errors, or containing inaccuracies or implausible information.  We made multiple contact attempts with non-responsive suppliers, as well as requests for revised responses where appropriate.  We ultimately received 81% of our CMRT response requests comprising approximately 79% of our reporting year component procurement expenditures.  Many of these suppliers provide “company-level” CMRT responses that include Conflict Mineral information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier products.  We also utilized a third-party provider to assist us in the data collection effort, review, verification and follow-up contact.

For CMRT responses that indicated the presence of Conflict Minerals and contained insufficient information to conclude that any Necessary Conflict Minerals either (i) did not originate in Covered Countries, or (ii) may not have come from recycled or scrap sources, we conducted due diligence on the source and chain of custody of our Necessary Conflict Minerals as detailed below.

3.                   Due Diligence

We relied upon the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” 2nd edition (“OECD Due Diligence Guidance”) and the Conflict Minerals due diligence related supplements to guide our due diligence efforts.  We believe the OECD Due Diligence Guidance and EICC/GeSI are nationally and/or internationally recognized due diligence frameworks.

The OECD Due Diligence Guidance includes a five-step risk-based due diligence framework for responsible supply chains of minerals from conflict-affected and high-risk areas, which include:

•         Establish strong company management systems.

•         Identify and assess risk in the supply chain.

•         Design and implement a strategy to respond to identified risks.

•         Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

•         Report on supply chain due diligence.

The sections below summarize our activities related to each of these steps.

3.1                Establish strong company management systems.

As part of its due diligence efforts, the Company adopted a Conflict Minerals Policy, and is committed to educating its suppliers to comply with the Policy.  Our Conflict Minerals Policy includes:

•         Our expectation that our suppliers implement policies and procedures that reasonably assure Conflict Minerals sourcing only from smelters and refiners validated as being conflict free and do not directly or indirectly benefit or finance armed groups in the DRC or another covered country.

•         Our expectation that our suppliers fully comply with the Conflict Minerals Law and provide all necessary declarations.

•         Our expectation that our suppliers must pass these requirements through their supply chain and determine the source and chain of custody of specified minerals, including Conflict Minerals.

•         Our position that non-compliant suppliers to these requirements will be reviewed for future business and sourcing decisions.

This Conflict Minerals Policy encourages businesses to respect, protect and remedy human rights throughout the world.  A copy of our Conflict Minerals Policy is publicly available at http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

We organized a Conflict Minerals Task Force in 2012 with cross functional team members and executives, including the VP of Global Procurement, Chief Compliance Officer and representatives from corporate finance, global procurement and engineering.

Our due diligence is based in part on utilization of the CMRT developed by EICC/GeSI, which includes information on many of the smelters and refiners providing Conflict Minerals to our suppliers.  The CMRT solicits information from suppliers concerning the usage and source of Conflict Minerals in their products, as well as information on their Conflict Minerals compliance efforts.

We provide information to suppliers regarding our Conflict Minerals Policy and related compliance information and requirements.  We seek to include covenants and/or flow-downs in all of our procurement terms and conditions and/or agreements that require supply chain adherence to our Conflict Minerals Policy and the reporting requirements in Rule 13P-1.

3.2                Identify and assess risk in the supply chain.

We compared the smelters or refiners identified in the supplier CMRT responses against the Standard Smelter Names tab of the CMRT, then the list of smelters and refiners that meet the CFSI’s Conflict-Free Smelter Program (“CFSP”) standards.  If not listed by the CMRT or CFSP, we consulted other publicly available information such as the London Bullion Market Association (LBMA) and Responsible Jewellery Council (RJC), to determine whether the smelter or refiner obtained Conflict Minerals from sources that directly or indirectly benefited Armed Groups in the Covered Countries.

3.3                Design and implement a strategy to respond to identified risks.

Supply Chain and Customer Engagement.  Due to the nature of our engagement with OEMs, our customers principally control the selection of components and materials through bills of materials, and the supplier of those components and materials through approved vendor lists. We provide information to customers on non-responsive suppliers and information gleaned from suppliers concerning the presence of Conflict Minerals in their respective supply chains, and hence, their products. Where our supply chain reports Conflict Minerals in components or materials we purchase, we work with suppliers to re-source compliant Conflict Minerals (e.g., not supporting conflict) and with customers to re-source Conflict Minerals from smelters or refiners with responsible ore sourcing practices that are certified as conflict free by entities such as CFSP, RJC or the LBMA.

Challenges.  Suppliers typically provide CMRT responses at their aggregate business level.  Where a supplier reports the presence of Conflict Minerals from either indeterminate or Not DRC Conflict Free sources in their deliveries to customers, the report usually does not identify which particular item(s) contain Conflict Minerals.  Further, where the supplier provided components or materials for various customers, it may be for all practical purposes impossible to determine whether the particular components or materials purchased by any single customer are Conflict Free.  Suppliers have been largely unwilling and/or unable to provide CMRT information on a per-item basis.

3.4                Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

The OECD neither requires nor defines audits for downstream companies.  However, downstream companies can support these audits by supporting or joining industry organizations.  We rely upon and utilize information obtained from industry organizations that carry out such independent third-party audits and/or chain-of-custody certifications, such as the EICC, CFSP, London Bullion Market Association (LBMA and Responsible Jewellery Council (RJC).

3.5                Report on supply chain due diligence.

The Conflict Minerals Task Force findings are reported to executive management.  The Audit Committee of our Board of Directors receives reports with respect to our due diligence process and compliance obligations.

We have filed our current Form SD with the SEC, containing this report.  In accordance with the Final Release and Interim Guidance, no IPSA has been obtained.  Both the Form SD and this report are publicly available on Benchmark’s website at http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

3.6                Due Diligence Results

Based on our RCOI and due diligence activities, we were unable to verify with certainty the source and custody of all Necessary Conflict Minerals.  91% of responding suppliers reported that Conflict Minerals were either not present, not sourced from Covered Countries, or sourced from smelters or refiners certified by CFSI or listed by other organizations as being conflict free.  Although 1% of responding suppliers dealt with non-certified smelters known to source Conflict Minerals from the Covered Countries, we cannot determine with certainty whether such Conflict Minerals were actually incorporated into our products or whether they directly or indirectly financed or benefitted armed groups in the Covered Countries.  The balance of responding suppliers were incomplete in their data gathering.  As a result, we can provide only reasonable assurances concerning the source and chain of custody of Necessary Conflict Minerals based on available information.

As noted above, we are a downstream purchaser of components and materials, some that contain Conflict Minerals.  We generally do not procure raw ore or unrefined Conflict Minerals and do not have direct relationships with mines or smelters supplying Conflict Minerals found in our customers’ products.  The mines or smelters are several distribution levels removed from us in the supply chain; therefore, we must rely on the many direct suppliers, supply-chain intermediaries and industry initiatives for information on these mines or smelters.  Further, the OEM specifies the components and materials required to manufacture their products, as well as the particular components and materials suppliers.  We typically have little or no control over the selection of these components, materials and suppliers.  In these cases, we must rely on our customers and their selected suppliers for Conflict Minerals information.

As provided in the Interim Guidance, no Independent Private Sector Audit was required or obtained for the reporting year.

4.                   Further Activities.

In furtherance of the goals and objectives of our Conflict Minerals Policy, we plan to:

•         continue development of our compliance management framework and implementation plan, including formalizing a conflict minerals procedure, and business processes and IT systems to manage information requests and data sharing with customers and suppliers;

•         encourage greater supply chain participation in CMRT reporting;

•         strengthen materials traceability;

•         continue customer and supplier engagement toward sustainable minerals sourcing;

•         participate in industry group initiatives to help define and clarify industry standards; and

•         obtain an IPSA of diligence practices as appropriate in the future.